EXHIBIT 99.3.1
PRO FORMA VALUATION UPDATE REPORT
ATLANTIC COAST FEDERAL CORPORATION
HOLDING COMPANY FOR
ATLANTIC COAST BANK
Waycross, Georgia
Dated As Of:
July 26, 2007
Prepared By:
RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

July 26, 2007
Boards of Directors
Atlantic Coast Federal MHC
Atlantic Coast Federal Corporation
Atlantic Coast Bank
505 Haines Avenue
Waycross, Georgia 31501
Members of the Boards of Directors:
     We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by Atlantic Coast Federal Corporation, Waycross, Georgia (“ACFC” or the “Company”) in connection with the mutual-to-stock conversion of Atlantic Coast Federal MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 63.82% of the common stock of ACFC (the “MHC Shares”), the mid-tier holding company for Atlantic Coast Bank, Waycross, Georgia (the “Bank”). The remaining 36.18% of ACFC’s common stock is owned by public stockholders. ACFC, which completed its initial public stock offering in October 2004, owns 100% of the common stock of the Bank. It is our understanding that ACFC will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.
     This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof.
     Our Original Appraisal report, dated June 8, 2007 (the “Original Appraisal”) are incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.
     This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in ACFC’s financial condition, including financial data through June 30, 2007; (2) an updated comparison of ACFC’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210	Telephone: (703) 528-1700
Arlington, VA 22209	Fax No.: (703) 528-1788

Board of Directors
July 26, 2007

Plan of Conversion and Stock Issuance
     On May 7, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the “Company”), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank’s local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of June 30, 2007, the MHC’s ownership interest in ACFC approximated 63.82%. The Company will also issue shares of its common stock to the public stockholders of ACFC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued ACFC common stock as owned immediately prior to the conversion. As of June 30, 2007, the public stockholders’ ownership interest in ACFC approximated 36.18%.
Limiting Factors and Considerations
     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.
     RP Financial’s valuation was determined based on the financial condition and operations of the Company as of June 30, 2007, the date of the supplemental financial data included in the regulatory applications and prospectus.
     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.
     The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and

Board of Directors
July 26, 2007

interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.
Discussion of Relevant Considerations
     1. Financial Results
          Following the preparation of the Original Appraisal, the Company’s June 30, 2007, financial data became available in the Company’s amended prospectus. Table 1 presents summary balance sheet and income statement data through June 30, 2007, as well as comparable data for the period ending March 31, 2007, as set forth in the Original Appraisal.
                    Growth Trends
                    The Company’s total assets increased by approximately $12.2 million over the three months ended June 30, 2007, which was funded by increases in both deposits and borrowed funds, with the increase in borrowings being modestly greater. The balance of loans increased modestly during the three month period to equal $668.8 million while the cash and investments portfolio decreased modestly, by $10.5 million. Equity decreased during the quarter, primarily as a result of a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends, which more than offset the level of interim earnings reported during the quarter.
                    Loan Receivable
                    Loans receivable increased from $642.1 million, as of March 31, 2007, to $668.8 million, as of June 30, 2007, while the proportion of loans to total assets also increased modestly as loan growth exceeded the rate of asset growth. Growth in the loan portfolio reflects a continuation of recent trends for the last several fiscal years, and reflects management’s efforts to grow both loans and overall earnings.
                    Cash, Investments and Mortgage-Backed Securities
                    The balance of cash, investments and mortgage-backed securities (“MBS”) decreased modestly overall during the three months ended June 30, 2007, to equal $174.9 million, or 19.5% of total assets. The Company generally classifies its investments and MBS as AFS at the time of purchase.
                    Funding Structure
                    Deposit balances increased by $3.9 million over the three months ended June 30, 2007, to equal $598.1 million, or 66.6% of total assets. Borrowings consisting of FHLB advances and repurchase agreements increased over the quarter to equal $142.0 million and $63.5 million, respectively. As discussed in the Original Appraisal, the Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to

Board of Directors
July 26, 2007

Table 1
Atlantic Coast Federal Corporation
Recent Financial Data

	At March 31, 2007		At June 30, 2007
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$886,216	100.00%	$898,415	100.00%
Cash and Cash Equivalents	47,314	5.34%	40,036	4.46%
Loans Receivable (net)	642,068	72.45%	668,837	74.45%
Loans Held for Sale	8,392	0.95%	7,988	0.89%
Investment Securities — AFS	129,402	14.60%	126,857	14.12%
Other Investments	700	0.08%	0	0.00%
FHLB Stock	7,988	0.90%	7,988	0.89%
Intangible Assets	2,874	0.32%	2,860	0.32%
Deposits	594,201	67.05%	598,091	66.57%
Borrowed Funds	195,500	22.06%	205,500	22.87%
Total Equity	89,951	10.15%	89,097	9.92%

	12 Months Ended		12 Months Ended
	March 31, 2007		June 30, 2007
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$49,148	6.27%	$51,759	6.16%
Interest Expense	(27,372)	-3.49%	(29,866)	-3.56%

Net Interest Income	$21,776	2.78%	$21,893	2.61%
Provision for Loan Losses	(695)	-0.09%	(1,000)	-0.12%

Net Interest Income after Provisions	$21,081	2.69%	$20,893	2.49%

Other Operating Income	7,629	0.97%	7,631	0.91%
Operating Expense	(22,180)	-2.83%	(23,110)	-2.75%

Net Operating Income	6,530	0.83%	5,414	0.64%

Net Non-Operating Income	247	0.03%	185	0.02%

Net Income Before Tax	6,777	0.87%	5,599	0.67%
Income Taxes	(2,154)	-0.27%	(1,751)	-0.21%

Net Income (Loss)	4,623	0.59%	$3,848	0.46%

Core Net Income (Loss)	$4,470	0.57%	$3,733	0.44%
Source: Atlantic Coast Federal Corporation’s audited and unaudited financial statements and RP Financial calculations.

Board of Directors
July 26, 2007

lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings is primarily attributable to management’s efforts to fund loan growth without relying solely on deposits.
          Equity
          Total equity decreased by $0.9 million over the three months ended June 30, 2007 to $89.1 million. As discussed above, equity decreased during the quarter, primarily as a result of a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends, which more than offset the level of interim earnings reported during the quarter. The reduction in equity coupled with the impact of balance sheet growth caused the equity/assets ratio to diminish, from 10.15% as of March 31, 2007, to 9.92% as of June 30, 2007.
          Income and Expense Trends
          The Company’s earnings diminished based on updated financial data, notwithstanding ongoing balance sheet growth as earnings continue to be negatively impacted by spread compression and increased operating costs. These trends are described more fully below.
          Net Interest Income
          The Company’s net interest income increased slightly, as the positive impact of balance sheet growth which increased the level of interest-earning assets was substantially mitigated by ongoing spread compression. For the 12 months ended June 30, 2007, the Company’s net interest income totaled $21.9 million (2.61% of average assets), which reflects a slight increase on an absolute dollar basis from a level of $21.8 million (2.78% of average assets), reported for the 12 months ended March 31, 2007.
          Loan Loss Provisions
          Provision for loan losses increased based on updated financial data and equaled $1.0 million for the 12 months ended June 30, 2007.
          Non-Interest Income
          Non-interest income for the most recent 12 months remained substantially unchanged relative to the level reported in the Original Appraisal, and totaled $7.6 million, equal to 0.91% of average assets. The largest component of the Company’s non-interest income consists of deposit services charges and fees, which are earned primarily based on transaction services for deposit account customers. Other components of non-interest income include returns on the investment in BOLI, and from other financial services including debit card interchange income and safe deposit box rentals.
          Operating Expenses
          The Company’s operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, and branching, both from acquisition and de novo branching. In particular, cost increases have been associated with expanded commercial lending activities

Board of Directors
July 26, 2007

and the need to maintain compensation levels in line with the market in a highly competitive banking environment. Similarly, increasing benefit costs including the expense of the stock-based benefit plans and such benefits as medical insurance premiums have also been a factor in increasing compensation costs. For the 12 months ended June 30, 2007, the Company’s operating expenses equaled $23.1 million, or 2.75% of average assets, which represents an increase of $930,000 from the level of $22.2 million, or 2.83% of average assets for the 12 months ended March 31, 2007.
          Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans, as well as to the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.
          Taxes
          The Company’s tax rate approximated 31.3% for the 12 months ended June 30, 2007, in comparison to the 31.8% effective tax rate for the 12 months ended March 31, 2007.
          Efficiency Ratio
          The Company’s efficiency ratio worsened modestly from 75.43% for the 12 months ended March 31, 2007, to 78.28% for the 12 months ended June 30, 2007. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit may be offset by the increased expense of the stock benefit plans.
     2. Peer Group Financial Comparisons
     Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The Peer Group has been modified to exclude Great Pee Dee Bancorp, Inc. of SC due to the recent announcement of its intent to sell control to another larger financial institution. The remaining nine financial institutions comprising the Peer Group in our Original Appraisal remain unchanged.
     Financial Condition
          In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a modestly higher level of loans (75.3% of assets for the Company versus 71.1% for the Peer Group on average) and a lower level of cash, MBS and investments (19.5% for the Company versus 23.1% for the Peer Group). The Company’s funding composition continued to be similar to the Peer Group based on deposits/assets ratios of 66.6% and 68.9%, respectively, and borrowings/assets ratios of 22.9% and 18.7%, respectively.

Board of Directors
July 26, 2007

Table 2
Balance Sheet Composition and Growth Rates
Atlantic Coast Federal Corp. and the Comparable Group
As of March 31, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash &	MBS &			Borrowed	Subd.	Net	Goodwill	Tng Net	MEMO:		MBS, Cash &			Borrows.	Net	Tng Net
	Equivalents	Invest	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Pref.Stock	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.
Atlantic Coast Federal Corp.
June 30, 2007	4.5%	15.0%	75.3%	66.6%	22.9%	0.0%	9.9%	0.3%	9.6%	0.0%	15.30%	48.28%	10.05%	9.13%	56.87%	-6.31%	-6.44%	8.10%	8.10%	12.70%

All Public Companies
Averages	4.6%	19.9%	69.9%	69.0%	17.0%	0.7%	12.1%	1.1%	11.0%	0.0%	5.45%	-1.00%	8.58%	6.81%	-3.47%	4.36%	3.51%	10.81%	10.57%	17.52%
Medians	3.2%	17.8%	70.2%	70.5%	15.4%	0.0%	10.6%	0.2%	9.0%	0.0%	4.76%	-3.30%	7.23%	5.27%	-3.84%	3.81%	3.19%	9.37%	9.18%	14.55%

State of GA
Averages	5.0%	24.4%	64.0%	72.7%	11.4%	0.0%	14.5%	0.2%	14.2%	0.0%	21.60%	55.67%	11.60%	31.97%	11.61%	-8.04%	-9.48%	13.20%	13.20%	18.53%
Medians	5.0%	24.4%	64.0%	72.7%	11.5%	0.0%	14.5%	0.2%	14.2%	0.0%	21.60%	55.67%	11.61%	31.97%	11.61%	-8.04%	-9.48%	13.20%	13.20%	18.53%

Comparable Group
Averages	2.9%	20.2%	71.1%	68.9%	18.7%	0.8%	10.8%	0.8%	10.0%	0.0%	2.87%	-4.44%	9.17%	6.53%	-12.67%	7.22%	8.14%	11.23%	10.69%	16.01%
Medians	2.6%	10.0%	80.3%	71.6%	12.3%	0.0%	8.6%	0.0%	8.5%	0.0%	2.64%	-0.34%	10.16%	6.01%	-6.92%	7.24%	10.55%	8.32%	7.90%	12.12%

Comparable Group
CSBC Citizens South Banking of NC	3.2%	17.0%	69.6%	77.0%	8.1%	2.1%	11.6%	4.3%	7.3%	0.0%	5.04%	8.60%	5.46%	8.71%	-14.23%	1.11%	3.14%	NA	NA	11.81%
CFFC Community Fin. Corp. of VA(1)	1.2%	9.6%	85.4%	71.6%	19.3%	0.0%	8.5%	0.0%	8.5%	0.0%	7.81%	-7.39%	10.16%	11.94%	-6.84%	11.48%	11.48%	NA	NA	10.60%
ESBF ESB Financial Corp. of PA	1.1%	60.8%	31.2%	43.6%	45.8%	2.7%	6.9%	2.3%	4.5%	0.0%	1.90%	-0.34%	7.67%	1.42%	1.82%	7.24%	12.55%	7.10%	7.10%	15.70%
FDT Federal Trust Corp of FL	0.9%	10.0%	84.0%	67.1%	23.4%	0.7%	7.7%	0.0%	7.7%	0.0%	-5.03%	12.62%	-7.95%	-3.12%	-15.60%	21.05%	21.05%	7.90%	7.90%	12.12%
FSBI Fidelity Bancorp, Inc. of PA	1.2%	33.3%	62.4%	58.2%	33.1%	1.4%	6.3%	0.4%	6.0%	0.0%	2.64%	-14.23%	15.82%	6.01%	-2.74%	9.76%	10.55%	NA	7.42%	12.66%
FCFL First Community Bk Corp of FL	3.8%	4.2%	88.1%	83.6%	6.2%	0.0%	8.6%	0.1%	8.5%	0.0%	17.30%	9.20%	18.61%	19.91%	3.71%	13.81%	14.01%	7.83%	7.83%	11.19%
FFBH First Fed. Bancshares of AR	4.8%	8.2%	80.3%	78.4%	12.3%	0.0%	8.9%	0.0%	8.9%	0.0%	-4.78%	10.62%	-8.18%	3.07%	-35.35%	-4.11%	-4.11%	8.73%	8.73%	11.94%
GSLA GS Financial Corp. of LA	7.4%	30.3%	57.8%	74.0%	9.3%	0.0%	16.1%	0.0%	16.1%	0.0%	-4.61%	-33.72%	30.33%	-0.35%	-37.87%	7.05%	7.05%	15.93%	15.93%	31.58%
JFBI Jefferson Bancshares Inc of TN	2.6%	8.8%	81.2%	66.4%	11.0%	0.0%	22.3%	0.0%	22.3%	0.0%	5.58%	-25.30%	10.64%	11.20%	-6.92%	-2.43%	-2.43%	19.90%	19.90%	26.50%

(1)	Financial information is for the quarter ended December 31, 2006.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2007 by RP® Financial, LC.

Board of Directors
July 26, 2007

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Atlantic Coast Federal Corp. and Comparables
For the 12 Months Ended March 31, 2007

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
					Loss	NII				Total								MEMO:	MEMO:
	Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
	Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate
Atlantic Coast Federal Corp.
June 30, 2007	0.46%	6.16%	3.56%	2.61%	0.12%	2.49%	0.00%	0.00%	0.91%	0.91%	2.74%	0.01%	0.02%	0.00%	6.75%	4.32%	2.43%	$5,223	31.27%

All Public Companies
Averages	0.55%	5.76%	3.00%	2.76%	0.09%	2.66%	0.03%	0.00%	0.63%	0.65%	2.51%	0.03%	0.03%	0.00%	6.12%	3.47%	2.65%	$5,615	32.22%
Medians	0.57%	5.69%	3.00%	2.73%	0.07%	2.65%	0.00%	0.00%	0.50%	0.51%	2.47%	0.00%	0.01%	0.00%	6.03%	3.47%	2.73%	$4,491	32.83%

State of GA
Averages	0.65%	6.06%	2.47%	3.59%	0.19%	3.40%	0.11%	0.00%	1.42%	1.53%	4.06%	0.00%	-0.02%	0.00%	6.54%	3.02%	3.52%	$3,448	23.28%
Medians	0.65%	6.06%	2.47%	3.59%	0.19%	3.40%	0.11%	0.00%	1.42%	1.53%	4.07%	0.00%	-0.02%	0.00%	6.54%	3.02%	3.52%	$3,448	23.28%

Comparable Group
Averages	0.68%	6.11%	3.32%	2.79%	-0.02%	2.81%	0.06%	0.00%	0.42%	0.46%	2.32%	0.02%	0.02%	0.01%	6.39%	3.78%	2.62%	$48	26.78%
Medians	0.64%	6.28%	3.29%	2.97%	0.09%	2.67%	0.04%	0.00%	0.35%	0.41%	2.58%	0.00%	0.02%	0.00%	6.66%	3.75%	3.05%	$44	30.41%

Comparable Group
CSBC Citizens South Banking of NC	0.78%	6.13%	3.29%	2.84%	0.17%	2.67%	0.19%	0.00%	0.67%	0.86%	2.28%	0.10%	0.00%	0.00%	6.86%	3.77%	3.08%	$52	32.13%
CFFC Community Fin. Corp. of VA(1)	0.96%	6.49%	3.16%	3.33%	0.06%	3.27%	0.13%	0.00%	0.59%	0.72%	2.59%	0.00%	0.00%	0.00%	6.76%	3.47%	3.29%	NM	32.06%
ESBF ESB Financial Corp. of PA	0.51%	5.06%	3.62%	1.44%	0.07%	1.37%	0.04%	0.00%	0.36%	0.40%	1.16%	0.04%	0.03%	0.00%	5.45%	3.93%	1.52%	$76	8.39%
FDT Federal Trust Corp of FL	0.33%	6.02%	4.00%	2.02%	0.09%	1.93%	0.00%	0.00%	0.23%	0.23%	1.77%	0.00%	0.05%	0.00%	6.31%	4.36%	1.95%	$71	25.18%
FSBI Fidelity Bancorp, Inc. of PA	0.57%	5.49%	3.58%	1.91%	0.11%	1.80%	0.04%	-0.02%	0.45%	0.46%	1.70%	0.01%	0.07%	0.06%	5.67%	3.85%	1.82%	$50	18.58%
FCFL First Community Bk Corp of FL(3)	0.75%	6.90%	3.17%	3.73%	0.14%	3.59%	0.00%	0.00%	0.31%	0.31%	2.75%	0.00%	0.03%	0.00%	NM	NM	NM	$38	NM
FFBH First Fed. Bancshares of AR	0.64%	6.29%	3.30%	2.98%	0.37%	2.62%	0.00%	0.00%	0.81%	0.81%	2.63%	0.00%	0.10%	0.00%	6.69%	3.65%	3.05%	$27	28.75%
GSLA GS Financial Corp. of LA	1.13%	6.37%	2.92%	3.45%	-1.15%	4.60%	0.00%	0.00%	0.07%	0.07%	2.95%	0.00%	-0.02%	0.00%	6.63%	3.47%	3.16%	$39	33.60%
JFBI Jefferson Bancshares Inc of TN	0.45%	6.28%	2.86%	3.42%	-0.01%	3.43%	0.15%	0.01%	0.26%	0.41%	3.09%	0.00%	-0.06%	0.00%	6.78%	3.72%	3.05%	$34	35.52%

(1)	Financial information is for the quarter ended December 31, 2006.

(3)	Financial information is annualized from the available information.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2007 by RP® Financial, LC.

Board of Directors
July 26, 2007

          The Company’s net worth ratio of 9.9% of assets continues to fall between the Peer Group median and average ratio of 10.8% and 8.6%, respectively, even before the completion of the Offering. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds. The increase in ACFC’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will also result in a lower return on equity. Both the Company’s and the Peer Group’s capital ratios continue to reflect capital surpluses with respect to the regulatory capital requirements.
          The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company’s asset and loan growth remained well above the Peer Group average, primarily attributable to efforts to expand lending, particularly following the completion of the minority stock issuance in 2004. Similarly, the growth for deposits continued to exceed the Peer Group average as ACFC sought to fund targeted asset growth. Importantly, as discussed in the Original Appraisal, much of the Company’s deposit growth has been accomplished with CDs which the Company has priced on a highly competitive basis in order to realize the targeted growth objectives.
          The Company’s equity decreased by 6.31% whiles the Peer Group’s equity increased by 7.22%. In contrast to the Peer Group, the Company’s equity has diminished as a result of comparatively aggressive stock repurchases and owing to its dividend policy. On a post-offering basis, the Company’s capital growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans.
          Income and Expense Trends
          ACFC and the Peer Group reported net income to average assets ratios of 0.46% and 0.68%, respectively, based on updated financial data. The Company’s modestly lower ROA continues to be the result of a higher ratio of operating expenses to average assets a diminishing ratio of net interest income to average assets which has fallen below the Peer Group average. At the same time, non-interest fee income remains at favorable levels in comparison to the Peer Group average.
          The Company’s net interest income ratio of 2.61% to average assets diminished to levels modestly lower than the Peer Group average of 2.79% in contrast to near parity of their respective ratios in the Original Appraisal. As discussed in the preceding section, the Company’s interest income increased slightly but the ratio diminished as a result of balance sheet growth.
     Non-interest operating income continued to be a higher contributor to ACFC’s earnings relative to the Peer Group, at 0.97% and 0.47%, respectively. As discussed in the Original Appraisal, non-interest income for the Company exceeds the Peer Group average primarily reflecting the high level of fee income generated through the Company’s deposit accounts and ATM network. Moreover, the level of fee income reflects in part, the high level of transaction

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July 26, 2007

accounts and the recent imposition of a revamped service fee schedule. Importantly, while the Company has benefited from the high level of fee income, there have been offsetting operating costs associated with ACFC’s base of transaction accounts as noted below.
          The Company’s operating expense ratio remains above the Peer Group average (2.74% of average assets for the Company versus 2.33% of average assets for the Peer Group). As discussed in the Original Appraisal, the Company’s higher overhead cost structure is the reflective of the expense of maintaining its base of transaction accounts and providing retail banking services through 13 offices and the related personnel expenses.
          The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 78.3% remains less favorable than the Peer Group’s ratio of 72.1%. On a post-offering basis, the Company’s efficiency ratio may improve marginally with the reinvestment of the offering proceeds. Thus, the Company’s efficiency ratio is expected to remain at an advantage.
          While loan loss provisions for the Company and the Peer Group were limited, the Company’s ratio remained less favorable at 0.12%, versus 0.02% (recovery) of average assets for the Peer Group.
          Non-operating income and expense were negligible for ACFC and the Peer Group enhancing their overall comparability and limiting the need for valuation adjustment in the section to follow.
          The Company’s effective tax rate for the last 12 months of 31.3% is modestly higher than the Peer Group average of 26.8%. The Company expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2007, and thus may continue to be modestly above the Peer Group average.
     3. Stock Market Conditions
          Since the date of the Original Appraisal, the broader stock market has trended higher. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China’s stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half in June on continued inflation concerns, as well as higher oil prices and concerns about weakness in the housing market. However, the broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at several record highs in early- and mid-July. The DJIA experienced a degree of volatility, as the DJIA reached a low of 13,267 on June 7, 2007, followed by a general rising trend. In addition, the DJIA increased by approximately 284 points on July 12, 2007, the highest one-day increase in four years. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. However, volatility increased over the last two trading weeks and after closing above 14000 for the first time ever, the market sold off significantly with the DJIA losing 470 points in the three trading days through and including July 26, 2007, over concerns regarding the strength and direction of the housing market and the related market for mortgage securities (i.e., rising

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July 26, 2007

delinquency rates were experienced in all mortgage sectors and not just the subprime market). On July 26, 2007, the DJIA closed at 13473.57 or 0.4% higher since the date of the Original Appraisal and the NASDAQ closed at 2599.34 or 1.0% higher since the date of the Original Appraisal.
          Overall, thrift issues have not matched the performance of the broader stock market since the date of the Original Appraisal, and have declined in value. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June. The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody’s announced plans to downgrade backed by subprime mortgages. Bargain hunting and strength in the broader market supported a modest rebound in thrift stocks in mid-July. In the latter part of July, the market tumbled again as credit quality concerns related to the strength of the economy and mortgage market translated into falling prices. On July 26, 2007, the SNL Index for all publicly-traded thrifts closed at 1511.4, a decrease of 11.3% since the date of the Original Appraisal.
          The updated pricing measures for the Peer Group and for all publicly traded thrifts generally showed noticeable changes since the Original Appraisal date. One Peer Group member, Great Pee Dee Bancorp of SC announced on July 12, 2007 that it agreed to be acquired, and thus, this Peer Group company has been removed from both the Original Appraisal data and the updated data shown in Table 4. The Peer Group’s updated price/book and price/tangible book ratios, and price/earnings and price/core earnings multiples decreased due to overall lower stock prices (since the date of the Original Appraisal, as all nine of the remaining Peer Group companies were trading at lower prices as of July 26, 2007), with an average stock price decline of 7.8%, while the earnings and equity based pricing ratios diminished in a range of 8% to 11%. The pricing ratios of all publicly-traded thrifts also recorded notable declines in terms of the price/book and price/tangible book value ratios, while the industry-wide price/earnings and price/core earnings multiples increased due to lower overall earnings. The Peer Group’s updated pricing measures continued to reflect similar P/E multiples, a lower P/B ratio and a higher P/TB ratio than indicated for the comparable averages for all publicly-traded thrifts. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 4, based on market prices as of June 8, 2007 and July 26, 2007.

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July 26, 2007

Table 4
Average Pricing Characteristics

	At June 8,		At July 26,		Percent
	2007		2007		Change
Peer Group (1)
Price/Earnings (x)	17.66	x	15.78	x	(10.7)%
Price/Core Earnings (x)	18.86		16.83		(10.8)
Price/Book (%)	129.29%		118.56%		(8.3)
Price/Tangible Book (%)	144.32		132.66		(8.1)
Price/Assets (%)	13.32		12.42		(6.8)

All Publicly-Traded Thrifts
Price/Earnings (x)	20.14	x	19.65	x	(2.4)%
Price/Core Earnings (x)	20.08		20.54		2.3
Price/Book (%)	143.68%		126.98%		(11.6)
Price/Tangible Book (%)	161.98		144.04		(11.1)
Price/Assets (%)	17.86		16.05		(10.1)

Other
SNL Thrift Index	1703.4		1511.4		(11.3)

(1)	Peer Group data is adjusted to exclude Great Pee Dee Bancorp which became subject to acquisition since the date of the Original Appraisal.
          As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.
     The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation in initial aftermarket trading activity. As shown in Table 5, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The second step conversions are considered to be more

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July 26, 2007

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

	Institutional Information		Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality						Charitable Found.		% Off Incl. Fdn.					Pricing Ratios(3)			Financial Charac.				Closing Price:
													Benefit Plans				Initial								First		After		After
	Conver.			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		% of		Recog.	Stk	Mgmt.&	Dividend		Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offered	Mid.	Proc.	Form	Offering	ESOP	Plans	Option	Dirs.	Yield	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Change	Week(4)	Change	Month(5)	Change	7/26/07	Change
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Louisiana Bancorp, Inc., LA	7/10/07 LABC-NASDAQ		$216	13.74%	0.12%	852%	$63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.72	7.2%	$10.72	7.2%
Quaint Oak Bancorp, Inc., PA *(1)	7/5/07 QNTO-OTCBB		$61	7.96%	1.46%	64%	$13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$9.00	-10.0%	$9.00	-10.0%
Averages - Standard Conversions:			$139	10.85%	0.79%	458%	$38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.86	-1.4%	$9.86	-1.4%
Medians - Standard Conversions:			$139	10.85%	0.79%	458%	$38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.86	-1.4%	$9.86	-1.4%

Second Step Conversions
Abington Bancorp, Inc., PA*	6/28/07 ABBC-NASDAQ		$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.34	-6.6%	$9.34	-6.6%
Averages - Second Step Conversions:			$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.	7.6%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.34	-6.6%	$9.34	-6.6%
Medians - Second Step Conversions:			$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.34	-6.6%	$9.34	-6.6%

Mutual Holding Company Conversions
Benedicial Mutual Bancorp, Inc., PA*	7/16/07 BNCL-NASDAQ		$3,483	11.44%	0.50%	207%	$236.1	44%	132%	1.3%	C/S	500K/4.02%	8.8%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.38	-6.2%	$9.13	-8.7%	$9.13	-8.7%
Hometown Bancorp, Inc., NY	6/29/07 HTWC-OTCBB		$124	7.04%	0.39%	167%	$10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Averages — Mutual Holding Company Conversions:			$1,804	9.24%	0.45%	187%	$123.4	45%	132%	3.9%	NA	NA	8.8%	4.4%	11.0%	2.8%	0.00%	90.1%	34.4x	18.4%	0.5%	12.6%	3.5%	$10.00	$9.61	-4.0%	$9.69	-3.1%	$8.94	-10.6%	$8.94	-10.6%
Medians — Mutual Holding Company Conversions:			$1,804	9.24%	0.45%	187%	$123.4	45%	132%	3.9%	NA	NA	8.8%	4.4%	11.0%	2.8%	0.00%	90.1%	34.4x	18.4%	0.5%	12.6%	3.5%	$10.00	$9.61	-4.0%	$9.69	-3.1%	$8.94	-10.6%	$8.94	-10.6%

Averages - All Conversions:			$967	10.47%	0.54%	272%	$92.8	69%	121%	3.5%	NA	NA	8.2%	4.1%	10.3%	4.0%	0.30%	88.5%	29.5x	20.4%	0.7%	20.1%	3.5%	$10.00	$9.91	-0.9%	$9.78	-2.2%	$9.39	-6.1%	$9.39	-6.1%
Medians - All Conversions:			$216	11.44%	0.39%	167%	$63.5	57%	132%	3.6%	NA	NA	8.0%	4.0%	10.0%	4.2%	0.00%	84.1%	27.2x	20.2%	0.7%	22.1%	3.8%	$10.00	$9.80	-2.0%	$9.84	-1.6%	$9.13	-8.7%	$9.13	-8.7%

Note:	* — Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” — Not Traded; “NA” — Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.

(2)	As a percent of MHC offering for MHC transactions.

(3)	Does not take into account the adoption of SOP 93-6.

(4)	Latest price if offering is less than one week old.

(5)	Latest price if offering is more than one week but less than one month old.

(6)	Mutual holding company pro forma data on full conversion basis.

(7)	Simultaneously completed acquisition of another financial institution.

(8)	Simultaneously converted to a commercial bank charter.

(9)	Former credit union.

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July 26, 2007

relevant for our analysis. The only second step conversion completed in the three months ended July 20, 2007, was by Abington Bancorp which represents a similarly-sized transaction (from the standpoint of total assets and market capitalization). Abington Bancorp of PA closed between the minimum and the midpoint of its offering range at a pro forma P/TB ratio of 102.9%, while the pro forma P/E multiple was 27.2 times – Abington Bancorp was trading below its IPO price (i.e., 6.6% below) as of July 26, 2007.
          Current market weakness is also evidenced in the aftermarket price performance of two other recent second step transactions completed in 2007 involving relatively large mutual holding companies. Both Peoples United Financial Corp. of CT which completed its second step conversion in April 2006 and Westfield Financial, Inc. of MA which completed its second step conversion transaction in January 2007 were trading below their IPO prices. In terms of their current market pricing ratios, these three recent converted companies were trading at a median P/TB ratio of 101.08% and a median P/E multiple of 25.40 times. A summary of the current market pricing of these recent second step conversions involving relatively large institutions is shown in the schedule below.
Pricing Characteristics and Trends of
Large Second Step Conversion Transactions Completed in 2007

							Pro Forma
		Conversion			Price as of	Change	As of July 26, 2007
Institution	ST.	Date	Ticker	Assets	July 26, 2007	From IPO	P/TB	P/E
				($Mil)	($)	(%)	(%)	(%)
Second Step Transactions
Abington Bancorp, Inc.	PA	6/28/07	ABBC	$951	$9.34	-6.6%	96.11%	25.40x
Peoples United Fin. Corp.	CT	4/16/07	PBCT	$10,696	$16.73	-16.4%	118.95%	24.26x
Westfield Financial, Inc.	MA	1/4/07	WFD	$837	$9.09	-9.1%	101.08%	30.91x

Average						-10.68%	105.38%	26.86x
Median						-9.10%	101.08%	25.40x
Valuation Approaches
          In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing ACFC’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in ACFC’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

Board of Directors
July 26, 2007

          In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.
          The most significant new information that would lead us to a different conclusion other than that reached in our Original Appraisal pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market. Specifically, the Peer Group’s earnings multiples are down in the range of 11% while the P/B and P/TB ratios have diminished by approximately 8%. Likewise, the pricing ratios of all publicly traded thrifts have diminished since the date of the Original Appraisal while the SNL Thrift Index has declined by 11.3%. The new issue market has also weakened as offerings such as Abington Bancorp’s second step stock offering closed near the minimum of the offering range and traded down in aftermarket trading. Moreover, companies completing their second step conversion transactions earlier in the year, including Peoples United Fin. Corp and Westfield Financial, Inc. were trading below their IPO prices. IPO market weakness has also been exhibited within other transaction structures. In this regard, recent offerings mutual holding company offerings by Beneficial Mutual Bancorp of PA and Hometown Bancorp of NY as well as Quaint Oak Bancorp’s standard conversion offering traded lower in aftermarket trading. Taking the foregoing into account, we have revised the Marketing of the Issue valuation parameter to a “Slight Downward” adjustment in this updated valuation from “No Adjustment” in our Original Appraisal.

Valuation Adjustment
Key Valuation Parameters:	Original Appraisal	Updated Appraisal
Financial Condition	Moderate Upward	Moderate Upward
Profitability, Growth and Viability of Earnings	Slight Upward	Slight Upward
Asset Growth	Moderate Upward	Moderate Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	Slight Upward	Slight Upward
Marketing of the Issue	No Adjustment	Slight Downward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment
          Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above and taking into consideration the change in the Marketing of the Issue valuation parameter from “No Adjustment” in the Original Appraisal to a “Slight Downward” valuation adjustment in this updated appraisal, RP Financial concluded that, as of

Board of Directors
July 26, 2007

July 26, 2007, the aggregate pro forma market value of ACFC’s conversion stock was $211,521,980 at the midpoint, equal to 21,152,198 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 63.82% ownership interest to the public, which provides for a $135.0 million public offering at the midpoint value. The valuation reflects a 10.0% decrease relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.
          P/E Approach. The application of the P/E valuation method requires calculating ACFC’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through June 30, 2007, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company’s core earnings, we adjusted reported earnings of $315,000 for net gains on the sale of investment securities and loans of $185,000 and the related tax impact. Thus, as shown below, the Company’s core earnings were calculated to equal $3,733,000.

Amount
($000)
Trailing 12 Month Net Income (06/30/07)	$3,848
Plus: Gains on Sale of Investments and Loans	(185)
Tax Effect (1)	70

Core Earnings Estimate	$3,733

(1)	Reflects a 38% tax rate on adjustments.
          Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the updated midpoint value of $211.5 million equaled 33.24 times and 33.85 times, respectively. The P/E premium relative to the Peer Group based on reported earnings increased from 79.3% at the midpoint to 110.5% in this Update while the P/E premium relative to the Peer Group based on core earnings increased to 101.1% in the Update, versus a 71.4% premium at the midpoint in the Original Appraisal. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.
          P/B Approach. The application of the P/B valuation method requires calculating ACFC’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Peer Group. Based on the $211.5 million updated midpoint valuation, ACFC’s pro forma P/B and P/TB ratios have decreased to 102.13% which represents a 3.7% reduction relative to the midpoint P/TB ratio of 106.10% in the Original Appraisal. Accordingly, the P/TB discount relative to the Peer Group has decreased modestly from 26.5%

Board of Directors
July 26, 2007

in the Original Appraisal to 23.0% in this updated appraisal, notwithstanding the reduction in the valuation.
          P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, ACFC’s value equaled 20.75% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.42%, which implies a premium of 67.1% has been applied to the Company’s pro forma P/A ratio. Comparatively, the P/A premium was 72.9% in the Original Appraisal.
          Trading of ACFC Stock. As of the date of the Original Appraisal (June 8, 2007) stock price of $18.56 per share and the 13,676,071 shares of ACFC stock outstanding, the Company’s implied market value of $253.8 million was considered in the valuation process. However, since the conversion. After filing of the prospectus and the Original Appraisal, ACFC’s stock price decreased to $14.24 per share as of July 26, 2007, resulting in an implied market value of $194.7 million, which is between the minimum and midpoint of the updated valuation range. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.
Valuation Conclusion
          Based on the foregoing, it is our opinion that, as of July 26, 2007, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $211,521,980 at the midpoint. Based on this valuation and the approximate 63.82% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $135,000,000, equal to 13,500,000 shares at a per share value of $10.00. This updated valuation reflects a 13.33% decrease relative to the valuation conclusion set forth in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.
Establishment of the Exchange Ratio
          OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of ACFC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in ACFC equal to 36.18% as of June 30, 2007. The exchange ratio to be received by the existing minority shareholders of ACFC will be determined at the end

Board of Directors
July 26, 2007

			Exchange Shares
		Offering	Issued to the	Exchange
	Total Shares	Shares	Public Shareholders	Ratio
Shares				(x	)
Supermaximum	27,973,782	17,853,750	10,120,032	2.04545
Maximum	24,325,027	15,525,000	8,800,027	1.77866
Midpoint	21,152,198	13,500,000	7,652,198	1.54666
Minimum	17,979,368	11,475,000	6,504,368	1.31466

Distribution of Shares
Supermaximum	100.00%	63.82%	36.18%
Maximum	100.00%	63.82%	36.18%
Midpoint	100.00%	63.82%	36.18%
Minimum	100.00%	63.82%	36.18%

Aggregate Market Value(1)
Supermaximum	$279,737,820	$178,537,500	$101,200,320
Maximum	243,250,270	155,250,000	88,000,270
Midpoint	211,521,980	135,000,000	76,521,980
Minimum	179,793,680	114,750,000	65,043,680

(1)	Based on offering price of $10.00 per share.
of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be vary within the range as noted in the schedule above. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

James P. Hennessey Senior Vice President

Board of Directors
July 26, 2007

Table 6
Public Market Pricing
Atlantic Coast Federal Corporation
As of July 26, 2007

	Market		Per Share Data
	Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
	Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	NPAs/	Reported		Core		Offering	Exchange
	Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Size	Ratio
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)	(x)
Atlantic Coast Federal Corporation
Superrange	$10.00	$279.74	$0.26	$8.91	38.93x	112.21%	26.43%	113.52%	39.57x	$0.27	2.74%	106.59%	$1,059	23.55%	0.41%	0.68%	2.88%	0.67%	2.84%	178.54	2.04545
Maximum	$10.00	$243.25	$0.28	$9.38	36.06x	106.57%	23.44%	107.92%	36.69x	$0.31	3.15%	113.53%	$1,038	22.00%	0.42%	0.65%	2.96%	0.64%	2.90%	155.25	1.77866
Midpoint	$10.00	$211.52	$0.30	$9.93	33.24x	100.73%	20.75%	102.13%	33.85x	$0.36	3.62%	120.35%	$1,019	20.60%	0.42%	0.62%	3.03%	0.61%	2.98%	135.00	1.54666
Minimum	$10.00	$179.79	$0.33	$10.66	30.06x	93.79%	17.96%	95.21%	30.65x	$0.43	4.26%	128.03%	$1,001	19.15%	0.43%	0.60%	3.12%	0.59%	3.06%	114.75	1.31466

All Public Companies(7)
Averages	$16.25	$387.33	$0.79	$13.43	19.65x	126.98%	16.05%	144.04%	20.54x	$0.40	2.40%	34.99%	$3,069	12.69%	0.55%	0.56%	5.48%	0.55%	5.24%
Medians	13.60	95.42	0.50	11.32	17.68x	119.92%	13.61%	134.56%	18.66x	$0.32	2.32%	19.16%	$793	10.63%	0.35%	0.57%	4.67%	0.58%	4.74%
All Non-MHC State of GA(7)
Averages	$0.27	$14.31	($2.89)	$4.32	NM	6.25%	0.39%	7.71%	NM	$0.00	0.00%	NM	$3,688	6.21%	3.76%	-4.82%	NM	-3.66%	-46.39%
Medians	$0.27	$14.31	($2.89)	$4.32	NM	6.25%	0.39%	7.71%	NM	$0.00	0.00%	NM	$3,688	6.21%	3.76%	-4.82%	NM	-3.66%	-46.39%
Comparable Group Averages
Averages	$13.94	$72.24	$0.84	$12.00	15.79x	118.56%	12.42%	132.66%	16.83x	$0.33	1.60%	23.46%	$696	10.78%	0.72%	0.69%	7.47%	0.68%	7.15%
Medians	$12.73	$65.66	$0.91	$10.86	15.38x	108.41%	13.04%	115.28%	16.25x	$0.32	1.66%	18.61%	$707	8.63%	0.27%	0.64%	7.32%	0.58%	7.42%

Comparable Group
CSBC Citizens South Banking of NC	$12.73	$100.39	$0.72	$10.86	17.68	117.22%	13.61%	185.57%	17.68x	$0.32	2.51%	44.44%	$738	11.61%	0.42%	0.78%	6.65%	0.78%	6.65%
CFFC Community Fin. Corp. of VA	$9.90	$42.53	$0.97	$8.90	10.21	111.24%	9.45%	111.24%	10.21x	$0.26	2.63%	26.80%	$450	8.49%	0.31%	0.96%	11.56%	0.96%	11.56%
ESBF ESB Financial Corp. of PA	$9.88	$125.61	$0.74	$10.31	12.83	95.83%	6.59%	145.08%	13.35x	$0.40	4.05%	54.05%	$1,905	6.88%	0.22%	0.51%	7.84%	0.49%	7.54%
FDT Federal Trust Corp of FL	$5.98	$56.15	$0.23	$5.82	23	102.75%	7.94%	102.75%	26.00x	$0.16	2.68%	69.57%	$707	7.73%	1.66%	0.33%	4.67%	0.30%	4.13%
FSBI Fidelity Bancorp, Inc. of PA	$16.75	$50.08	$1.13	$15.45	12.14	108.41%	6.88%	115.28%	14.82x	$0.56	3.34%	49.56%	$728	6.34%	NA	0.57%	9.41%	0.46%	7.71%
FCFL First Community Bk Corp of FL	$16.14	$65.66	$0.91	$8.52	17.74	189.44%	16.34%	191.91%	17.74x	$0.00	0.00%	0.00%	$402	8.63%	0.13%	0.92%	10.68%	0.92%	10.68%
FFBH First Fed. Bancshares of AR	$22.35	$108.89	$1.02	$15.25	19.61	146.56%	13.04%	146.56%	21.91x	$0.64	2.86%	62.75%	$835	8.90%	2.76%	0.64%	7.22%	0.58%	6.46%
GSLA GS Financial Corp. of LA	$20.00	$25.32	$1.55	$21.49	13.07	93.07%	15.02%	93.07%	12.90x	$0.40	2.00%	25.81%	$169	16.13%	0.11%	1.13%	7.32%	1.14%	7.42%
JFBI Jefferson Bancshares Inc of TN	$11.70	$75.52	$0.25	$11.41	NM	102.54%	22.90%	102.54%	NM	$0.24	2.05%	NM	$330	22.33%	0.17%	0.44%	1.91%	0.49%	2.17%

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.